Jerry Sax
Senior VP, Chief Financial Officer
Viasystems Group, Inc.
101 South Hanley Road
Suite 400
St. Louis, Missouri  63015

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:        Viasystems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 333-29727

Dear Mr. Gilmore:

    We have received your letter dated September 17, 2009, and on behalf of Viasystems, Inc. (the “Company”), I am responding to the comment regarding our Form 10-Q for the fiscal quarter ended June 30, 2009.  For your convenience, our response is prefaced by the comment in italicized text.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

1.
We note that there has been a significant decline in revenue and operating profit in the six months ended June 30, 2009. It appears that this may be a triggering event which would require you to reassess your goodwill for impairment. Please tell us what consideration you gave reassessing your goodwill as of June 30, 2009. If you did not perform an impairment test, please explain why you did not perform this additional impairment analysis given the downward trend in your revenue and operating profit. To the extent that an impairment test was performed, tell us how you determined that no impairment existed. See paragraph 28 of SFAS 142.

Response:

    We performed our 2008 annual impairment test of goodwill as of October 1, 2008, and performed an interim impairment test of goodwill as of November 30, 2008. As of June 30, 2009, with reference to paragraph 28 of SFAS 142, we considered whether a triggering event had occurred during the fiscal quarter ended June 30, 2009, which would require an additional interim impairment test of goodwill and concluded that none had occurred.

    We attribute our decline in revenue and operating profit for the six months ended June 30, 2009, primarily to the global economic recession which began during the last half of 2008.  In reaction to the recession, we initiated certain restructuring activities during the fourth quarter of our fiscal year ended December 31, 2008. These activities, which were designed to align operating expenses and overhead costs with market demand, were fully implemented by the end of the fiscal quarter ended June 30, 2009, and are expected to have a continuing positive impact on future operating results. As we disclosed in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2008: “In addition to performing the annual impairment tests for 2008, 2007 and 2006, the Company reviewed the goodwill balance for impairment upon the announcement of its restructuring plans (see Note 6) on November 24, 2008. No adjustments were recorded to goodwill as a result of these reviews.”

    In connection with the interim impairment test as of November 30, 2008, we performed a discounted cash flow analysis which utilized financial projections that contemplated the potential impact of the global economic recession and our planned restructuring activities on our revenue and operating profit. In evaluating whether a triggering event had occurred during the fiscal quarter ended June 30, 2009, we compared assumptions made in a then current set of financial projections to the projections utilized for the November 30, 2008 impairment test, and concluded that there had not been a significant adverse change in the business climate which would require an additional update of the goodwill impairment test on an interim basis.

    We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you for your attention to our response to your comment. Should any questions arise in connection with this response letter, please contact me at 314-746-2222.

Sincerely,

/s/Jerry Sax
Jerry Sax
Senior Vice President
Chief Financial Officer